EXHIBIT 99.1

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, we, Bridgepoint Education, Inc. (the “Registrant”), may be required to disclose in our annual and quarterly reports to the Securities and Exchange Commission (the “SEC”), whether we or any of our “affiliates” knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain individuals or entities targeted by U.S. economic sanctions. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law. Because the SEC defines the term “affiliate” broadly, it includes any entity under common “control” with the Registrant (and the term “control” is also construed broadly by the SEC).
The description of the activities below has been provided to the Registrant by Warburg Pincus LLC (“WP”), affiliates of which: (i) beneficially own more than 10% of the Registrant’s outstanding common stock and/or are members of its board of directors and (ii) beneficially own more than 10% of the equity interests of, and have the right to designate members of the board of directors of Santander Asset Management Investment Holdings Limited (“SAMIH”). SAMIH may therefore be deemed to be under common “control” with the Registrant; however, this statement is not meant to be an admission that common control exists.
The disclosure below relates solely to activities conducted by SAMIH and its non-U.S. affiliates that may be deemed to be under common “control” with the Registrant. The disclosure does not relate to any activities conducted by the Registrant or by WP and does not involve the Registrant’s or WP’s management. Neither the Registrant nor WP has had any involvement in or control over the disclosed activities of SAMIH, and neither the Registrant nor WP has independently verified or participated in the preparation of the disclosure. Neither the Registrant nor WP is representing to the accuracy or completeness of the disclosure nor do we or WP undertake any obligation to correct or update it.
The Registrant understands that SAMIH’s affiliates intend to disclose in their next annual or quarterly SEC report that an Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the NPWMD designation, holds two investment accounts with Santander Asset Management U.K. Limited. The accounts have remained frozen throughout 2013 and the first quarter of 2014. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Santander Group in connection with the investment accounts was £23,017 whilst net profits in the first quarter 2014 were negligible relative to the overall profits of Banco Santander, S.A.